Exhibit 3.1

ARTICLES OF AMENDMENT

ABVC BIOPHARMA, INC.

1. This Article of Amendment (the “Article of Amendment”) amends the provisions of the Corporation’s Articles of Incorporation filed with the Secretary of State in November 2001 (the “Certificate of Incorporation”).

2. That the Board of Directors of the Corporation duly adopted resolutions through a unanimous written consent setting forth the following amendment (the “Amendment”) of the Articles of Incorporation of the Corporation, declaring said Amendment to be advisable and calling a meeting of the stockholders of said Corporation for consideration thereof.

3. That thereafter, pursuant to a resolution of its Board of Directors, a special meeting of the stockholders of said Corporation was duly called and held upon notice in accordance with Section 78.310 of Nevada’s Revised Statutes at which meeting the necessary number of shares as required by statute were voted in favor of this Amendment.

4. That the Articles of Incorporation of this Corporation be amended by adding the following paragraph to ARTICLE IV “Authorized Capital”:

“As of July 25, 2023, (the “Effective Time”), each ten (10) shares of Common Stock either issued and outstanding or held by the Corporation as treasury stock shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Common Stock. No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

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